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                                                                    EXHIBIT 99.5

                        AGREEMENT LIMITING SALE OF STOCK



This Agreement dated as of March 27, 2001 is by and between Zale Corporation, a Delaware corporation ("Company"), and Mary Forte ("Employee").

         WHEREAS, Company granted Employee 1,817 shares of restricted stock ("Restricted Stock") which vested on February 25, 2001; and

         WHEREAS, Employee is required to pay income tax on the value of the Restricted Stock on or before March 30, 2001, and, in the absence of the Agreement, Employee would immediately sell all or a portion of the Restricted Stock to generate funds to pay the tax; and

         WHEREAS, because of potential but unintended market consequences that could result from a sale of the Restricted Stock by Employee and others similarly situated, the Company has asked Employee not to immediately sell the Restricted Stock and, subject to the provisions of the Agreement, Employee is willing to agree not to sell the Restricted Stock immediately; and

         NOW THEREFORE, in consideration of the mutual covenants and promises set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

A. To induce Employee not to immediately sell the Restricted Stock, the Company shall pay to Employee an amount equal to $16,684.62, ("the Loan") on or before March 30, 2001, to allow Employee to pay the income tax payment due from Employee on or about such date.

B. Employee agrees not to sell the Restricted Stock prior to April 20, 2001.

C. Employee shall repay the Loan to the Company on the earlier to occur of the following dates:

         1. the date Employee sells the Restricted Stock, in which event the Company shall deduct the Loan amount from the proceeds of such sale; or

         2. the first date the Company pays Employee a bonus under the Company's Executive Bonus Program, in which event the Company shall deduct the Loan amount from that bonus payment; or

         3. the date of termination of Employee's employment with Company, for any reason, in which event the Company shall deduct the Loan


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                  amount from any severance or other payments due Employee from
                  Company at the time; or

         4.       September 30, 2002.

         If, under any of the circumstances described in 1, 2 or 3 above, the amount due to Employee is insufficient to cover the Loan amount, the Employee shall pay to the Company the difference between the deducted amount and the Loan within 30 days of the event.

D. By executing this Agreement, Employee acknowledges Company's right to deduct the Loan amount from any amounts owed to Employee as set forth above without further notice or authorization. Employee further authorizes Company to deduct any amount not paid when due hereunder from any amount owing by the Company to Employee.

E. This Agreement shall be construed in accordance with the laws of the State of Texas and may be executed in multiple counterparts each of which shall constitute an original but all of which together shall constitute the same agreement.


         IN WITNESS WHEREOF, the undersigned have duly executed the Agreement or caused this Agreement to be duly executed by their duly authorized representatives as of the day and year set forth above.


So agreed.

ZALE CORPORATION

    /s/ ROBERT J. DINICOLA
---------------------------------
By:     Robert J. DiNicola
Title:  Chairman & Chief Executive Officer



EMPLOYEE

 /s/ MARY FORTE
---------------------------------
Mary Forte